  EXHIBIT 99.1

MANAGEMENT'S DISCUSSION AND ANALYSIS

Three and Nine Months Ended October 31, 2020

This following Management's Discussion and Analysis (“MD&A”) is prepared as of December 29, 2020 and provides a review of the financial condition and results of operations for BetterLife Pharma Inc. (the "Company" or “BetterLife”) for the three and nine months ended October 31, 2020. This MD&A should be read in conjunction with the Company's unaudited condensed consolidated interim financial statements and notes thereto for the three and nine months ended October 31, 2020 and 2019, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee.  The financial information presented in this MD&A is derived from the unaudited condensed consolidated interim financial statements.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking information including the Company’s future plans. The use of any of the words “target”, “plans”, “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe” and similar expressions are intended to identify forward-looking statements. Such forward looking information, including but not limited to statements pertaining to Company’s future plans and management’s belief as to the Company’s potential involve known and unknown risks, uncertainties and other factors which may cause the actual results of the Company and its operations to be materially different from estimated costs or results expressed or implied by such forward-looking statements. Forward looking information is based on management’s expectations regarding future growth, results of operations, future capital and other expenditures (including the amount, nature and sources of funding for such expenditures), business prospects and opportunities. Forward looking information involves significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: the risks associated with the commercial viability of any products the Company is in the process of developing, delays or changes in plans with respect to any products, costs and expenses, the risk of foreign exchange rate fluctuations, risks associated with securing the necessary regulatory approvals and financing to proceed with any planned business venture, product development, and risks and uncertainties regarding the potential to economically scale and bring to profitability any of the Company’s current or planned endeavors. Although the Company has attempted to take into account important factors that could cause actual costs or results to differ materially, there may be other factors that cause the results of the Company’s business to not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. See the “Risks and Uncertainties” section of this MD&A for a further description of these risks. The forward-looking information included in this MD&A is expressly qualified in its entirety by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking information.

1

BUSINESS OVERVIEW

BetterLife is a publicly traded corporation incorporated on June 10, 2002 in the Province of British Columbia, Canada under the name “649186 B.C. Ltd.”. On September 9, 2003, the Company changed its name to “Xerxes Health Corp.”.  On June 26, 2007, it changed its name to “Neurokine Pharmaceuticals Inc.”.  On April 7, 2015, the Company changed its name to “Pivot Pharmaceuticals Inc.” and on December 5, 2019, it changed its name to “BetterLife Pharma Inc.”.  The Company’s principal executive office is located at 1275 West 6th Avenue, #300, Vancouver, B.C. Canada V6H 1A6.  BetterLife’s common shares are traded on the Canadian Securities Exchange under the symbol “BETR”.

BetterLife is a biopharmaceutical company engaged in the development and commercialization of patented and differentiated pharmaceuticals.  Its wholly-owned subsidiary, Altum Pharmaceuticals Inc. (“Altum”) (acquired by way of amalgamation on August 31, 2020) has three products in its pipeline: AP-001 (a topical cream formulation of interferon-alpha 2b based on Altum’s patented Biphasics formulation system), AP-002 (novel gallium-based anti-cancer agent) and AP-003 (a patent pending proprietary IFNa2b inhalation formulation).  Through its acquisition of the assets of Transcend Biodynamics LLC (“Transcend”) on December 18, 2020, the Company added TD-0148A to its product portfolio. TD-0148A is a nontoxic second-generation Lysergic Acid Diethylamide (“LSD”) derivative molecule that mimics the projected therapeutic potential of LSD in the treatment of disorders such as severe depression, substance dependencies, post-traumatic stress disorder (“PTSD”), and migraines.

The Company’s management team has implemented a business-minded and cost-conscious approach to product research and development and will use contract development and manufacturing organizations on a fee for service basis to perform any research, development or production that is required.

Business Developments

On February 28, 2018, BetterLife completed the acquisition of Pivot Naturals, LLC (previously ERS Holdings, LLC) (“Pivot Naturals”) pursuant to an Exchange Agreement dated as of February 10, 2018 among BetterLife, Pivot Naturals and the members of Pivot Naturals. As consideration for the purchase, the Company paid US$333,333 in cash on closing, US$333,333 in September 2018 and US$333,333 in May 2019 for total cash payment of US$1 million.  In addition, the Company also issued 500,000 common shares.  Pursuant to the acquisition of Pivot Naturals, the Company acquired a patented technology called “RTIC” Ready-To-Infuse-Cannabis (“RTIC”), relating to the transformation of cannabis oil into powder for infusion into a variety of products.  In February and April 2020, the Company transferred 75% and 25% of its membership interest of Pivot Naturals, respectively, to a third party and the Company strategically exited the California cannabis market.

On March 2, 2018, the Company completed the acquisition of Thrudermic, LLC (“Thrudermic”) and worldwide rights to Thrudermic’s patented Transdermal Nanotechnology for the development and commercialization of transdermal cannabinoids pursuant to an exchange agreement dated March 2, 2018 among BetterLife, Dr. Joseph Borovsky, Dr. Leonid Lurya and Thrudermic.  As consideration for the purchase, the Company paid $1 in cash on closing and issued 50,000 common shares.

On December 17, 2018, BetterLife entered into a joint venture arrangement whereby the Company holds 50% of the issued and outstanding shares of Pivot-Cartagena Joint Venture Inc. (“Pivot-Cartagena JV”).  Pivot-Cartagena JV will develop and commercialize cannabis-infused non-alcoholic beverages combining the industry expertise of Licorera del Sur with our patented RTIC™ powderization technologies.  To date, the Company has not made any investment related to this joint venture and does not intend to further pursue this venture.

2

In March 2020, the Company completed the acquisition of SolMic AG (“Solmic”) and the patented Solmic solubilization drug delivery technology for oral platform.  Consideration for the acquisition included CHF10,000 for the acquisition of Solmic and EUR50,000 for the patents.

On May 6, 2020, the Company signed a letter of intent to enter into a license agreement to acquire worldwide rights (other than in Greater China, Japan and ASEAN countries) to commercialize and sell AP-003, a potential COVID-19 treatment, from Altum.  Under the terms of the transaction, on closing BetterLife will issue 1,000,000 common shares to Altum and grant to Altum 500,000 warrants to acquire an equivalent number of common shares at a price of $1.90 per common share. The warrants will have a term of two years and are only exercisable upon successful completion of the clinical trial.  Subject to the satisfaction of certain conditions precedent, upon registration of the proposed product in a major market, BetterLife will pay US$5,000,000 in cash to Altum and Altum will be entitled to a tiered royalty equal to 7% of net sales on the first US$50,000,000 in a calendar year and a reduced royalty equal to 5% of net sales in any calendar year that are in excess of US$50,000,000.  Closing is contingent on, among other things, BetterLife undertaking an equity financing of at least US$5,000,000 and Altum obtaining an exclusive license with respect to certain intellectual property from Canadian governmental research and technology organization.

On July 3, 2020, the Company signed an amalgamation agreement with Altum pursuant to which Altum will be amalgamated with 12167573 Canada Ltd. (the “Amalgamation”), a wholly-owned subsidiary of the Company incorporated on June 30, 2020 for purposes of the Amalgamation.  On August 31, 2020, the Company completed the Amalgamation and Altum became a wholly-owned subsidiary of the Company.  Pursuant to the Amalgamation, the Company issued 18,217,239 common shares to Altum shareholders, granted 856,880 stock options, with exercise prices ranging between $0.03 and US$2.47 and expiry dates between September 7, 2020 and February 28, 2023, and granted 252,595 share purchase warrants with exercise price of US$1.44 and expiring on August 6, 2022.  With the Amalgamation completed, neither the Company nor Altum has any further obligations under the letter of intent signed on May 6, 2020.

In June 2020, BetterLife effected a consolidation of its issued and outstanding common shares on a ten (10) old for one (1) new common share.  References to common shares in this report have been adjusted for the consolidation.  Exercise or conversion prices and the number of common shares issuable under any of the Company's outstanding warrants, restricted stock units, performance stock units and stock options have also been proportionately adjusted to reflect the consolidation.

On August 31, 2020, the amalgamation between the Company, Altum and 12167573 Canada Ltd., a fully-owned subsidiary of the Company, closed, upon which Altum became a fully-owned subsidiary of the Company.  Pursuant to the amalgamation, the Company issued 18,217,239 common shares to Altum shareholders in exchange for Altum common shares.  In addition, 856,880 stock options were issued to Altum optionees and 252,595 share purchase warrants to Altum’s warrantholders.

On October 2, 2020, the Company signed a share purchase agreement with an unrelated third party (the “Purchaser”) for the sale of 100% of the issued and outstanding common shares of Pivot Pharmaceuticals Manufacturing Corp. (“Pivot”), a fully-owned subsidiary.  Pursuant to the sale of Pivot, the Company’s lease of the manufacturing facility in Dollard-des-Ormeaux, Quebec, Canada (the “Facility”) and its in-process Health Canada license application (the “Application”) will be transferred to the Purchaser.  Upon closing of the share purchase agreement, the Company will no longer be pursuing the Application for processing of cannabis products in Canada.

On December 18, 2020, the Company acquired 100% of the assets in Transcend in an all-stock transaction.  Pursuant to the acquisition, the Company issued 13,333,333 common shares to principals of Transcend.  The assets of Transcend address unmet mental health needs through the development of patented next generation psychedelic therapeutics including the LSD derivative 2-Bromo-LSD (“TD-0148A”).

3

Product Description and Target Disease

TD-0148A is a nontoxic second-generation LSD derivative molecule that mimics the projected therapeutic potential of LSD in the treatment of disorders such as severe depression, substance dependencies, PTSD, and migraines. Human clinical trials have been conducted several decades ago with TD-0148A synthesized from LSD. The very strict controlled substance classification of LSD (Schedule 1) prevented further research in this arena. The Company’s TD-0148A issued patent is a manufacturing process pathway that does not start with nor generate LSD at any stage. TD-0148A synthesis is therefore not subject to Schedule 1 controlled substance restrictions, and the Company can move ahead with TD-0148A large scale synthesis and clinical trials.  TD-0148A’s patented process allows for cost effective manufacturing of TD-0148A, does not use LSD as starting point nor generates LSD at any stage in the process.  LSD has been studied for the treatment of people with a number of psychiatric conditions, including severe depression, alcoholism, and PTSD throughout the 1950s and 1960s and research is currently experiencing a renaissance, with a number of publications referencing the efficacy of LSD to alleviate or reverse certain mental health conditions.  2-Bromo-Lysergic Acid Diethylamide (“2-Bromo-LSD”) is an orally administered small molecule drug.  Pharmacologically, it acts upon the Serotonin 5HT2A receptor.   The Company plans to develop 2-Bromo-LSD to treat mental health disorders including Treatment-resistant Depression (“TRD”) and migraines.  TRD is a term used in clinical psychiatry to describe a condition that affects patients diagnosed with major depressive disorder who do not respond adequately to a course of appropriate antidepressant medication within a certain time.  Studies have shown TRD has been associated with lower long-term quality of life as well as more instances of relapse than depression that is responsive to treatment.  2-Bromo-LSD is being developed as a patient self-administered medication prescribed by a psychiatrist.  2-Bromo-LSD has been included in multiple studies in humans. No adverse events were reported in any of the published literature.  It has not been investigated in TRD in any of the published studies.

AP-001 is a topical formulation of recombinant human IFNa2b based on the patented Biphasix™ drug formulation technology. The Biphasix formulation allows stable cream formulation of IFNa2b and its delivery across the dermis/mucosa, with minimal systemic exposure. AP-001 is being developed to treat HPV-induced Cervical Intraepithelial Neoplasia (“CIN”), the precursor to cervical neoplasia. In the USA, terminology is shifting from CIN classification to Squamous Intraepithelial Lesions. Low-grade squamous intraepithelial lesions (“LSIL”) is equivalent to CIN-1 and high grade squamous intraepithelial lesions (“HSIL”) encompasses both CIN-2 and CIN-3. Current treatments of HSIL are all based on invasive surgical procedures. These procedures all require medical professional administration, have procedure associated discomfort, and risks for complications including bleeding and future pregnancy complications. In addition, 10-30% of women will have persistence of HPV following the procedure so have a continued risk of cervical cancer. AP-001 is being developed to be a non-invasive, self-administered treatment for HSIL, with minimal side effects. IFNa2b is a potent cytokine that possesses antiviral, immunomodulating, and antiproliferative activities. Recombinant human IFNa2b in an injectable form (Intron® A, Merck and Co, formerly Schering Plough) is approved in the US for both anti-viral and anti-neoplastic indications. In most indications, Intron A is administered by intravenous (“IV”), intramuscular (“IM”) or subcutaneous (“SC”) route, which results in range of severe adverse events (“AEs”). Intron A has received approval for anogenital warts caused by HPV, demonstrating the activity of IFNa2b against this virus. Intron A is administered by intralesional injections for HPV-induced anogenital warts when administered by intralesional injection, limiting its use in this indication. Intralesional injections are painful and must be administered by a medical professional. Intron A has not been developed for treatment of HPV-induced CIN. In contrast to the IV, IM, SC or intralesional injections required for Intron A, AP-001 will be a topical formulation of IFNa2b for local intra-vaginal use. Completed human AP-001 Phase 1-2 trials have shown minimal local AEs, and no systemic presence of IFNa2b upon use of AP-001.

4

AP-002 is an organo-gallium complex whose drug substance is: tris (8-quinolinolato) gallium(III). The finished drug product is an enteric protected tablet for oral administration. Preclinical studies show that AP-002 has distinct direct anti-tumor activity as well as direct anti-osteoclast activity. The activity profile of AP-002 makes it a promising development candidate to potentially treat cancers which give rise to bone metastases, which include breast, lung and prostate cancers.

AP-003 is a patent pending proprietary IFNa2b inhalation formulation. In recent studies IFNa2b has been shown to be effective in slowing SARS-CoV-2 viral replication. In the study published Friday May 15, 2020 in Frontiers of Immunology titled "Interferon-a2b Treatment for COVID-19", the authors examined the course of disease in a cohort of 77 individuals with confirmed COVID-19 admitted to Union Hospital, Tongii Medical College, Wuhan, China, between January 16 and February 20, 2020. To the knowledge of the authors the findings presented in the study were the first to suggest therapeutic efficacy of IFNa2b in COVID-19 disease.

Cautionary note:  The Company is not making any express or implied claims that AP-003 or any other product has the ability to treat, eliminate, cure or contain the COVID-19 (or SARS-2 Coronavirus) at this time. Further, the safety and efficacy of AP-003 are under investigation and market authorization has not yet been obtained.

Product Current Stage of Development

TD-0148A has completed several human studies. However, most of these human studies were conducted at the end of the 1950’s and early 1960’s. Therefore, for purposes of US Food and Drug Administration (“FDA”) or other health regulatory authority purposes to start human clinical trials, TD-0148A is at preclinical stage of development.

AP-001 has completed two HPV associated CIN clinical trials in Germany:

•	Study IFN002: An open-label study in women with low grade cervical lesions (Munich IIW, III or IIID Pap smears) and a concurrent observational study of untreated subjects (Study HPV001).

•	Study IFN005: An open-label safety, pharmacokinetics (PK), and efficacy study in women with CIN 1 or CIN 2.

AP-001 has also completed an HPV-associated anogenital wart clinical trial: Study IFN001: A randomized, double-blind, placebo-controlled study in women with anogenital warts.

AP-001 is now entering a Phase 2b trial. This study will be a randomized double blinded placebo-controlled trial in HSIL patients. The aim of the trial is to obtain optimal schedule, clinical efficacy and adverse events profile data. The trial is projected to start in the third quarter of 2021, pending sufficient financing to conduct the trials.

5

AP-001 is a topical formulation of recombinant human IFNa2b based on the patented Biphasix™ drug formulation technology. The recombinant human IFNa2b drug substance that will be used to manufacture the AP-001 cream will be the same recombinant human IFNa2b drug substance that used for AP-003.

AP-003 is currently in preclinical development. A proprietary recombinant human IFNa2b produced in E. coli is under development, which will provide the drug substance to be used for various formulations such as the AP-001 cream or AP-003 inhalation formulation. The AP-003 IFNa2b inhalation formulation is proprietary to Altum. This formulation is under development

Product Current Regulatory Status, Development Strategy and Projected Timelines

TD-0148A is currently at preclinical stage of development. BetterLife intends to set up GMP manufacturing of TD-0148A, and alongside complete all the necessary preclinical and IND enabling toxicology studies. The TD-0148A IND filing is projected to be by Q4 of 2021, with the start of a Phase 1 clinical trial in healthy volunteers, which will be followed in 2022 with initiation of two Phase 2 trials: one trial in TRD (randomized, placebo controlled), and trial one in migraines (single arm study).

The previously completed AP-001 Phase 1-2 trials were conducted using AP-001 which had IFNa2b provided by Merck under a supply agreement, which is now terminated. The Company is now manufacturing its own proprietary IFNa2b to be used in manufacturing of AP-001 for all future trials. AP-001 has an US Investigational New Drug (“IND”). The AP-001 IND is currently inactive. With AP-001 manufactured using the Company’s own IFNa2b, the Company plans to file a new IND under which the AP-001 Phase 2b will be conducted in US. The AP-001 Phase 2b trial is projected to start in the third quarter of 2021. The follow-on AP-001 Phase 3 could potentially start by 2022.

AP-003 is currently in preclinical stage of development. The manufacturing and formulation work is currently ongoing. A pre-IND discussion has been conducted with the FDA for use of AP-003 inhalation in COVID-19. Based on FDA feedback, an inhalation GLP toxicology study in rats using AP-003, is under planning.  Given the advent of effective SARS-CoV-2 vaccines, the AP-003 development timing and path are being currently reassessed. IFNa2b is a broad acting anti-viral agent, and studies show that it is effective against many viruses. Importantly, viruses have not been seen to develop resistance to IFN. AP-003 is therefore a potential treatment for mutant SARS-CoV-2 viruses that bypass the current vaccines, or other new coronavirus pandemics that may arise in the future. The timing of AP-003 IND and clinical trials is currently under reassessment.

Other Platform Technologies

Thrudermic Transdermal Nanotechnology (Topical Platform)

The Company acquired the worldwide rights to Thrudermic’s patented Transdermal Nanotechnology for the development and commercialization of transdermal cannabinoids.  Developed in Israel, the Thrudermic lipid-based nano dispersion technology for topical cannabinoids uses FDA approved materials. The technology has the ability to specifically formulate individual drugs to control and prolong drug release while maintaining steady therapeutic concentrations,  The technology can handle water soluble and water insoluble drugs with no change to the skin morphology, no sensitivity to the digestive system, no pain from injections and no observed adverse reactions.

6

Solmic Solubilization Drug Delivery Technology (Oral Platform)

Through its acquisition of Solmic, the Company acquired the worldwide rights to the Solmic’s Micelle oral drug delivery technology for cannabinoids.

Ready-To-Infuse Cannabis Technology

BetterLife’s patented RTIC process technology creates precise and repeatable dosing of cannabis by transforming concentrated cannabis oil into a stable, emulsifiable, odorless and flavorless powder form.  The derived powder may then be encapsulated and infused for use in beverages, edibles, lotions and additional health and personal care products. The RTIC process is conducive for manufacturing of a wide array of products.

DISCUSSION OF OPERATIONS

Following is a discussion of the Company’s financial results for the three and nine months ended October 31, 2020, compared to the comparative periods in the prior fiscal year.

	THREE MONTHS ENDED		NINE MONTHS ENDED
	October 31, 2020	October 31, 2019	October 31, 2020	October 31, 2019
Revenue	$-	$-	$-	$-
Operating expenses	(2,884,165)	(2,334,098)	(5,689,263)	(8,257,757)
Other income (expense):
Accretion expense on convertible debentures	(15,664)	-	(15,664)	(294,000)
Change in unrealized gains/losses on warrant liabilities	(53,003)	-	(53,003)	-
Interest expense	(278)	(480)	(1,095)	(134,778)
Interest income	-	4,591	265	4,591
Loss on abandonment of assets, net	(3,708,790)	-	(2,281,485)	-
Loss on impairment of intangible assets	(687,251)	-	(687,251)	-
Other	-	-	2,336	-
Settlement of legal claims	-	(263,200)	(120,000)	(236,558)
Net loss	$(7,349,151)	$(2,593,187)	$(8,845,160)	$(8,918,502)

Net loss for the three months ended October 31, 2020 increased as compared to the three months ended October 31, 2019.  The increase was primarily due to loss on abandonment of assets and loss on impairment of intangible assets recorded in 2020.  During the current quarter, the Company impaired assets related to its lease at 285-295 Kesmark Street upon signing of a share purchase agreement to sell Pivot.  In addition, the Company reduced its expectations of cash flows from the use of the Thrudermic and Solmic patents in the manufacture and sale of cannabis products and recorded an impairment to these intangible assets.  For the three months ended October 31, 2020, operating expenses increased as compared to the prior period (discussed below).

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Net loss for the nine months ended October 31, 2020 was relatively consistent as compared to the prior period.  The Company significantly reduced its operating expenses during the current period (discussed below).  This reduction was offset by the following:  Loss on abandonment of assets related to the loss recorded on assets related to its lease at 285-295 Kesmark Street, offset by a net gain on extinguishment of its Costa Mesa lease upon its assignment of Pivot Naturals.  In April 2020, the Company assigned Pivot Naturals to a third party pursuant to settlement of a legal matter with former employees of Pivot Naturals.  Refer to the Company’s unaudited condensed consolidated interim financial statements for the three and nine months ended October 31, 2020 for further discussion on the settlement.  During the nine months ended October 31, 2020, the Company also recorded a settlement of legal claim of $120,000 related to the settlement of the claim from Green Stream Botanicals Corp.

Expenses

	THREE MONTHS ENDED		NINE MONTHS ENDED
	October 31, 2020	October 31, 2019	October 31, 2020	October 31, 2019
Amortization and depreciation of equipment and intangible assets	$(6,452)	$247,568	$89,749	$736,951
Amortization of right-of-use assets	(45,091)	104,541	(29,529)	314,098
Consulting fees	1,123,475	472,785	1,551,677	3,109,301
Finders fee expense	–	–	–	100,000
Foreign exchange loss	90,596	7,833	44,392	49,930
General and administrative	283,490	221,746	826,766	590,648
Lease liability expense	117,022	42,115	401,825	135,209
Licensing fees	–	(39,837)	–	40,029
Professional fees	335,566	398,541	1,137,816	1,030,139
Promotion and marketing	1,123	15,053	11,156	15,053
Repairs and maintenance	4,990	4,354	16,208	11,355
Research and development	446,385	–	478,033	59,487
Wages, salaries and employment expenses	533,061	834,945	1,161,170	2,037,202
Write-off	-	24,454	–	28,355
Operating expenses	$2,884,165	$2,334,098	$5,689,263	$8,257,757

Operating expenses increased for the three months ended October 31, 2020 as compared to the three months ended October 31, 2019 due mainly to increases in consulting fees and research and development expenses.  In the 2020 period, the Company recorded approximately $491,000 of share-based expense in consulting fees, which included common shares issued to third parties for services performed.  Research and development expense for the 2020 period increased as it included two months of research activities on Altum’s product candidates.  Altum was acquired on August 31, 2020.

Operating expense decreased for the nine months ended October 31, 2020 as compared to the nine months ended October 31, 2019. During the 2020 period, the Company reduced its headcount, which resulted in decreased wages, salaries and employment expenses.  Consulting fees in the 2019 period included a one-time share-based payment for advisory services.

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The table below presents material components of general and administrative expense:

	THREE MONTHS ENDED		NINE MONTHS ENDED
	October 31, 2020	October 31, 2019	October 31, 2020	October 31, 2019
Business licenses	$21,571	$3,585	$41,177	$37,321
Conferences	-	13,207	775	25,782
Information technology	3,817	-	15,660	-
Insurance	9,111	1,093	12,557	3,091
Investor relations	162,842	40,286	398,777	88,286
Office	31,014	35,922	113,354	61,763
Press release	-	7,778	81,850	27,998
Public listing expense	39,278	9,658	77,312	43,965
Shareholder expense	3,272	3,818	3,272	7,726
Telecommunications	2,119	2,458	4,623	20,769
Translation expense	38	-	8,963	-
Travel, meals and entertainment	768	67,599	38,506	182,265
Utilities	5,431	2,989	19,500	14,542
Website costs	4,229	33,353	10,440	77,140
	$283,490	$221,746	$826,766	$590,648

General and administrative expense for the three and nine months ended October 31, 2020 increased as compared to the prior year periods.  In May 2020, the Company announced that it was pursuing an Amalgamation with Altum and disseminated a number of news releases to update the market regarding Altum and the Amalgamation process, increasing its press release expense for the nine months ended October 31, 2020.  BetterLife also engaged public and investor relations companies to provide media services and assist with communications to the public of its corporate activities, which resulted in an increase to investor relations expense. These increases were offset by decreases to conferences, telecommunications, travel, meals and entertainment and website costs.

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SUMMARY OF QUARTERLY RESULTS AND FOURTH QUARTER

The following table presents a summary of unaudited quarterly financial information for the last eight consecutive quarters:

	QUARTERS ENDED
	October 31, 2020		July 31, 2020		April 30, 2020		January 31, 2020
Total revenue	$	nil	$	nil	$	nil	$	nil
Net income (loss)		$(7,349,151)		$(1,561,305)		$65,296		$(10,670,257)
Net income (loss) per share - basic		$(0.25)		$(0.09)		$0.00		$(0.68)
Net income (loss) per share - diluted		$(0.25)		$(0.09)		$0.00		$(0.68)

	QUARTERS ENDED
	October 31, 2019		July 31, 2019		April 30, 2019		January 31, 2019
Total revenue	$	nil	$	nil	$	nil	$	nil
Net income (loss)		$(2,593,187)		$(4,379,774)		$(1,945,544)		$(1,630,868)
Net income (loss) per share - basic		$(0.15)		$(0.28)		$(0.19)		$(0.16)
Net income (loss) per share - diluted		$(0.15)		$(0.28)		$(0.19)		$(0.16)

During the quarter ended October 31, 2018, the Company settled convertible debentures totaling $1,500,000 through the issuance of 3,750,000 units, with each unit consisting of one common share and one share purchase warrant.  Pursuant to this settlement, a loss on extinguishment of convertible debentures of $1,221,603 was recorded, which increased the net loss for the quarter ended October 31, 2018 as compared to other quarters during the year ended January 31, 2019.

Net loss for the quarter ended January 31, 2020 was significantly higher than other quarters during the year ended January 31, 2020.  During the fourth quarter of fiscal 2020, the Company recorded losses on impairments of abandoned assets, equipment, intangible asset and loans receivable totaling $8,145,510.

The Company reported a net income for the quarter ended April 30, 2020.  During the three months ended April 30, 2020, BetterLife assigned Pivot Naturals to a third party pursuant to settlement of a legal matter.  As a result, the Company’s lease on 3595 Cadillac Avenue in California, U.S.A. was assigned, and lease obligations extinguished.  A gain on extinguishment of the lease liability totaling $1,474,092 is included in gain on abandonment of assets for the quarter.

Net loss for the quarter ended October 31, 2020 was significantly higher due to recorded losses on impairments of abandoned assets and intangible assets.  Upon signing of the share purchase agreement for the sale of Pivot, the Company will no longer be pursuing the manufacture of cannabis products in Canada.  As a result, the Company impaired assets related to its lease at 285-295 Kesmark Street in Quebec, Canada as well as intangible assets originally intended to be used in the manufacture of cannabis products.

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LIQUIDITY AND CAPITAL RESOURCES

The Company manages its liquidity risk by reviewing, on an ongoing basis, its capital requirements and capital structure.  The Company makes adjustments to its capital structure in light of changes in economic conditions and the risk characteristics of its assets.  To maintain or adjust its capital structure, BetterLife may issue new common shares or debenture, acquire or dispose of assets or adjust the amount of cash.  As of October 31, 2020, the Company believes it has adequate available liquidity to meet operating requirements and fund product development initiatives.  While the Company has incurred losses to date, with an accumulated deficit of $63,747,061 at October 31, 2020, management expects to continue to fund its development efforts through its access to public capital markets.  However, there can be no assurance, especially in light of the current global outbreak of COVID-19, that it will gain adequate market acceptance for its projects or be able to generate sufficient positive cash flow to achieve its business plans. Therefore, the Company is subject to risks including, but not limited to, its inability to raise additional funds through equity and/or debt financing to support ongoing operations. See “Risks and Uncertainties”.

Working Capital

The following table presents the Company’s working capital as at October 31, 2020 and January 31, 2020:

	October 31, 2020	January 31, 2020
Current assets	$1,163,587	$3,480,538
Current liabilities	7,056,302	960,064
Working capital (deficiency)	$(5,892,715)	$2,520,474

Working capital decreased as compared to January 31, 2020.  The Company utilized its cash to fund its working capital, the Amalgamation with Altum on August 31, 2020 as well as to progress the AP-003 development program.

Statements of Cash Flows

The following table presents the Company’s cash flows for the nine months ended October 31, 2020 and 2019:

	NINE MONTHS ENDED
Net cash provided by (used in):	October 31, 2020	October 31, 2019
Operating activities	$(4,505,358)	$(6,354,828)
Investing activities	(73,018)	(652,778)
Financing activities	1,793,881	12,678,355
Effect of foreign exchange rate changes on cash	21,235	5,425
(Decrease) increase in cash for the period	$(2,763,260)	$5,676,174

Cash used in operating activities for the nine months ended October 31, 2020 decreased from the comparable period as the Company continued to make efforts to minimize expenditures and cash outflows amid the COVID-19 pandemic.  Cash used for investing activities for the 2020 period decreased from the prior period and included the acquisition of Solmic patents.  Cash provided by financing activities for the 2019 period included the Company’s private placement completed in May 2019 for gross proceeds of $15 million, offset with repayment of convertible debentures.  For the 2020 period, the Company completed a private placement for gross proceeds of $1,361,778.

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Commitments and Contingencies

As at October 31, 2020, the Company is a lessee in a lease for 285-295 Kesmark Street in Quebec, Canada with expiry in April 2025 and annual fiscal minimum lease payments of approximately $118,000 to $634,000 over the next five (5) fiscal years.

In September 2019, BetterLife was served with a claim from Green Stream Botanicals Corp. for a finder’s fee in the amount of $600,000 in relation to the non-brokered private placement of $15 million that it closed in May 2019.  In July 2020, this claim was settled for $120,000.

In November 2019, the Company’s former Chief Executive Officer filed an originating application with the Superior Court in the province of Quebec for damages stemming from a termination of employment.  The former Chief Executive Officer is seeking payment of amounts totaling approximately $1 million, exercisability of his stock options until the original expiry dates, issuance of 600,000 stock options and an order that the Company not issue further common shares.  The Company believes the claim is unfounded and intends to vigorously defend these claims.

In January 2020, an injunction was filed against the Company in the Superior Court of Quebec by Bio V Pharma Inc. (“BioV”) seeking provisional orders in respect of the premises sub-leased at 285 Kesmark Street and damages of approximately $395,000.  BetterLife and BioV have, without prejudice or admission, settled the provisional injunction portion of the application while reserving their respective rights on interlocutory injunction and on the merits of the application.

In September 2020, a judgement for a safeguard order was rendered against the Company in the Superior Court of Quebec by Olymbec Development Inc. (“Olymbec”) ordering the Company to pay the sum of $45,293, inclusive of GST and QST and representing monthly lease payment on the lease of 285-295 Kesmark Street from September 1, 2020 (September 2020 - paid), and to pay $67,939, representing 50% of the arrears lease due to Olymbec (paid).  On November 5, 2020, this matter was settled and the proceedings discontinued.

RISKS AND UNCERTAINTIES

Financial Risks

Credit Risk

Credit risk is the risk of loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  The Company’s cash is held through reputable financial institutions in Canada, U.S. and Liechtenstein.  The Company’s amounts receivable consists of receivables from its sub-lease of 285 Kesmark Street. The carrying amount of cash and amounts receivable represent the maximum exposure to credit risk.  As at October 31, 2020, this amounted to $568,176 (January 31, 2020 - $3,303,002).

Interest Rate Risk

Interest rate risk is the risk that fair values of future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company is not exposed to interest rate risk.

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Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet is financial obligations as they come due.  The Company manages liquidity risk through the management of its capital structure.  Accounts payable and accrued liabilities, due to related parties and the current portion of lease liabilities are due within the current operating period.

Currency Risk

Currency risk is the risk of loss due to fluctuation of foreign exchange rates and the effects of these fluctuations on foreign currency denominated monetary assets and liabilities.  A 5% change in exchange rates will decrease the Company’s loss by approximately $159,000.  The Company does not invest in derivatives to mitigate these risks.

Business Risks

The Company is exposed to a number of “Risk Factors”, which are summarized below:

•	There is substantial doubt as to whether the Company will continue operations. If the Company discontinues operations, shareholders could lose their investment.

•

The Company has incurred operating losses in each year since inception and may continue to incur substantial and increasing losses for the foreseeable future. The Company also has negative capital cash flows from operating activities. If the Company cannot generate sufficient revenues to operate profitably or with positive cash flow from operating activities, it may suspend or cease its operations.

•

The Company will require substantial additional funds to complete its development and commercialization activities, and if such funds are not available, the Company may need to significantly curtail or cease operations.

•	The Company’s inability to complete its development projects in a timely manner could have a material adverse effect of the results of operations, financial condition and cash flows.

•

The Company may not commence or complete clinical testing for any of its prospective pharmaceutical products and the commercial value of any clinical study will depend significantly upon the Company’s choice of indication and patient population selection. If BetterLife is unable to commence or complete clinical testing or if it makes a poor choice in terms of clinical strategy, the Company may never achieve revenues.

•

The Company will rely on third parties to conduct its research, development and manufacturing activities. If these third parties do not perform as contractually required, fail to meet the Company’s manufacturing requirements and applicable regulatory requirements or otherwise expected, the Company may not be able to commercialize its products, which may prevent the Company from becoming profitable.

•

If the Company is unable to establish a sales, marketing and distribution infrastructure or enter into collaborations with partners to perform these functions, it may not be successful in commercializing its product candidates.

•	The Company’s product candidates may never gain market acceptance, which could prevent the Company from generating revenues.

•

The Company faces potential product liability exposure, and any claim brought against the Company may cause it to divert resources from normal operations or terminate selling, distributing and marketing any of its products. This may cause BetterLife to cease its operations as it relates to that product.

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•

The manufacturing of all of the Company’s products will be subject to ongoing regulatory requirements, and may therefore be the subject of regulatory or enforcement action. The associated costs could prevent the Company from achieving its goals or becoming profitable.

•

Since certain of the Company’s directors are located outside of Canada, shareholders may be limited in their ability to enforce Canadian civil actions against the Company’s directors for damages to the value of their investment.

•	The Company plans to indemnify its directors and officers against liability to the Company and its security holders, and such indemnification could increase its operating costs.

•	The Company has no sources of product revenue and it will not be able to maintain operations and research and development without sufficient funding.

•	The Company is highly dependent upon certain key personnel and their loss could adversely affect the Company’s ability to achieve its business objectives.

•

If the Company breaches any of the agreements under which it licenses rights to product candidates or technology from third parties, it can lose license rights that are important to its business. The Company’s current license agreements may not provide an adequate remedy for breach by the licensor.

•

Preclinical and clinical drug development involves a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results and the Company’s product candidates may not have favorable results in later trials or in the commercial setting.

•	If the Company is unable to enroll subjects in clinical trials, it will be unable to complete these trials on a timely basis.

•

If the Company’s competitors develop and market products that are more effective than the Company’s existing product candidates or any products that it may develop, or obtain marketing approval before the Company does, the Company’s products may be rendered obsolete or uncompetitive.

•

The Company relies on contract manufacturers over whom it has limited control. If the Company is subject to quality, cost or delivery issues with the preclinical and clinical grade materials supplied by contract manufacturers, its business operations could suffer significant harm.

•	The Company’s future success is dependent primarily on the regulatory approval of a single product.

•	The Company will be subject to extensive government regulation that will increase the cost and uncertainty associated with gaining final regulatory approval of its product candidates.

•

The Company’s products may become subject to unfavorable pricing regulations, third-party coverage and reimbursement practices or healthcare reform initiatives, thereby having an adverse effect on its business.

•	Negative results from clinical trials or studies of others and adverse safety events involving the targets of the Company’s products may have an adverse impact on future commercialization efforts.

•	The Company faces the risk of product liability claims, which could exceed its insurance coverage and produce recalls, each of which could deplete cash resources.

•	Changes in government regulations, although beyond the Company’s control, could have an adverse effect on its business.

•	The Company’s discovery and development processes may involve the use of companion diagnostics or biomarkers.

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•

Significant disruption in availability of key components for ongoing preclinical and clinical studies could considerably delay completion of potential clinical trials, product testing and regulatory approval of potential product candidates.

•	The Company’s products or technologies may need to be used in connection with third-party technologies or products.

•	The Company may pursue other business opportunities in order to develop its business and/or products.

•	Generally, a litigation risk exists for any company that may compromise its ability to conduct the Company’s business.

•	The Company’s success depends on its ability to effectively manage its growth.

•	It may be difficult for non-Canadian investors to obtain and enforce judgments against the Company because of its Canadian incorporation and presence.

•	Significant disruptions of information technology systems or security breaches could adversely affect the Company’s business.

•

The COVID-19 pandemic and related government responses could have a material and adverse effect on the Company’s business, financial condition and results of operations, as set out in greater detail below.

Risks Related to Infectious Diseases and Related Government Responses

On March 11, 2020, the World Health Organization declared COVID-19 a global pandemic. The Company’s business and its financial condition may be adversely impacted by the effects of COVID-19 and other infectious diseases.

The extent to which COVID-19 and other infectious diseases may impact the Company’s business, operations, financial condition and the market for its securities will depend on future developments and government responses, which are highly uncertain and cannot be predicted. These include the duration, severity and scope of the outbreak and the actions taken by governmental entities to address and mitigate the pandemic. The Company’s business and operations could be adversely affected by the continued global spread of COVID-19 and any government actions to slow the spread of the infectious disease.  Areas that may be impacted include, but without limitation, workforce productivity and health, disruptions to supply chains, limitations on travel and ability to successfully commercialize the Company’s product portfolios and deliver end products to customers.

Given the uncertainty and lack of predictability surrounding COVID-19, the Company is not able to predict the length and severity of impact to its business and operations.  As a result, risks associated with COVID-19 may impact key estimates and assumptions used in the Company’s condensed consolidated interim financial statements.

Risks Related to BetterLife’s Intellectual Property

•	If the Company is unable to maintain and enforce its proprietary intellectual property rights, it may not be able to operate profitably.

•	If the Company is the subject of an intellectual property infringement claim, the cost of participating in any litigation could cause the Company to go out of business.

•

The Company may, in the future, be required to license patent rights from third-party owners in order to develop its products candidates. If the Company cannot obtain those licenses or if third party owners do not properly maintain or enforce the patents underlying such licenses, the Company may not be able to market or sell its planned products.

•	The Company’s reliance on third parties requires it to share its trade secrets, which increases the possibility that a competitor will discover them.

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Risks Associated with BetterLife’s Securities

•

Trading on the OTC Bulletin Board and the Canadian Securities Exchange (the “CSE”) may be volatile and sporadic, which could depress the market price of the Company’s common shares and make it difficult for its shareholders to resell their shares.

•

The Company’s common share is or may be considered a penny stock. Trading of BetterLife’s common shares may be restricted by the SEC’s penny stock regulations and FINRA’s sales practice requirements, which may limit a shareholder’s ability to buy and sell their shares.

•	Shareholders will experience dilution or subordinated stockholder rights, privileges and preferences as a result of the Company’s financing efforts.

•	The Company does not intend to pay dividends and there will thus be fewer ways in which shareholders are able to make a gain on their investment, if at all.

•	The price of the Company’s shares may be subject to fluctuation in the future based on market conditions.

The Company has sought to identify what it believes to be the most significant risks to its business, but it cannot predict whether, or to what extent, any of such risks may be realized nor can it guarantee that it has identified all possible risks that might arise. Investors should carefully consider all of such risk factors before making an investment decision with respect to BetterLife’s common shares.

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on the Company’s financial condition, results of operations or cash flows.

TRANSACTIONS BETWEEN RELATED PARTIES

During the three and nine months ended October 31, 2020, BetterLife entered into transactions and had outstanding balances with various related parties. The transactions with related parties are in the normal course of business.

Key Management Compensation

During the three and nine months ended October 31, 2020, compensation of key management and directors, including former key management and directors, of the Company totaled $473,815 and $983,060 (three and nine months ended October 31, 2019 - $409,066 and $1,120,657, respectively), and consisted of salaries, consulting fees, directors’ fees and share-based payments.  During the nine months ended October 31, 2020, 200,000 stock options for a former officer was forfeited, 220,000 stock options were granted to directors and officers and 266,667 common shares were issued to a former officer and a former director pursuant to vesting of RSUs.  Pursuant to the amalgamation, 582,620 stock options were granted to officers of Altum, upon which the Altum stock options held by such officers terminated.  Key management includes those persons having authority and responsibility for planning, directing and controlling the activities, directly or indirectly, of the Company.

As at October 31, 2020, the Company owed $755,801 to current and former key management and directors (January 31, 2020 - $16,647).

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PROPOSED TRANSACTIONS

There are none.

CRITICAL ACCOUNTING ESTIMATES

Critical accounting estimates are estimates and assumptions made by management that may result in material adjustments to the carrying amount of assets and liabilities within the next financial year. Critical estimates used in the preparation of these condensed consolidated interim financial statements include, among others, the fair values of share-based payments and the valuations of long-lived assets and lease liabilities.

Critical accounting judgments are accounting policies that have been identified as being complex or involving subjective judgments or assessments. Critical accounting judgments include the going concern assessment of the Company, the expected economic lives of and the estimated future operating results and net cash flows from long-lived assets, the determination of functional currencies of the Company and its subsidiaries, the determination of whether an acquisition is a business combination or an asset acquisition and the determination of incremental borrowing rates used in valuations of lease liabilities.

The global outbreak of COVID-19 has had a significant impact on businesses through the restrictions put in place by the Canadian and U.S. federal, provincial/state and municipal governments regarding travel, business operations and isolation/quarantine orders. At this time, it is unknown the extent of the impact the COVID-19 outbreak may have on the Company as this will depend on future developments that are highly uncertain and that cannot be predicted with confidence. These uncertainties arise from the inability to predict the ultimate geographic spread of the disease, and the duration of the outbreak, including the duration of travel restrictions, business closures or disruptions, and quarantine/isolation measures that are currently, or may be put in place by Canada and other countries to fight the virus. While the extent of the impact is unknown, the Company anticipates this outbreak may cause reduced customer demand, supply chain disruptions, staff shortages, and increased government regulations, all of which may negatively impact the Company’s business and financial condition

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CHANGES IN ACCOUNTING POLICIES

Accounting Standards and Interpretations Adopted

IAS 1 Presentation of Financial Statements

IAS 1 sets out the overall requirements for financial statements, including how they should be structured, the minimum requirements for their content and overriding concepts such as going concern, the accrual basis of accounting and the current/non-current distinction. The standard requires a complete set of financial statements to comprise a statement of financial position, a statement of profit or loss and other comprehensive income, a statement of changes in equity and a statement of cash flows.

IAS 1 has been revised to incorporate a new definition of “material” and IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors has been revised to refer to this new definition in IAS 1. The amendments are effective for annual reporting periods beginning on or after January 1, 2020. Earlier application is permitted.

As of February 1, 2020, the Company has adopted IAS 1.  The adoption of IAS 1 had no significant impact on the Company’s condensed consolidated interim financial statements.

IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors

IAS 8 is applied in selecting and applying accounting policies, accounting for changes in estimates and reflecting corrections of prior period errors. The standard requires compliance with any specific IAS applying to a transaction, event or condition, and provides guidance on developing accounting policies for other items that result in relevant and reliable information. Changes in accounting policies and corrections of errors are generally retrospectively accounted for, whereas changes in accounting estimates are generally accounted for on a prospective basis. The amendment is effective for annual reporting periods beginning on or after January 1, 2020. Earlier application is permitted.

As of February 1, 2020, the Company has adopted IAS 8. The adoption of IAS 8 had no significant impact on the Company’s condensed consolidated interim financial statements.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

In accordance with IFRS, financial assets are classified into one of the following categories: amortized cost, fair value through other comprehensive income or fair value through profit or loss. Cash and amounts receivable are classified as amortized cost.  Their carrying values approximate fair value due to their limited time to maturity and ability to convert them to cash in the normal course. Financial liabilities are measured at amortized cost, unless they are required to be measured at fair value through profit or loss.  The Company’s accounts payable and accrued liabilities and due to related parties are measured at amortized cost. Their carrying values also approximate fair value due to their short term maturities.

BetterLife recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to twelve month expected credit losses. The Company shall recognize in the condensed consolidated interim statements of income (loss), as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

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The Company classifies and discloses fair value measurements based on a three-level hierarchy:

a.	Level 1 – inputs are unadjusted quoted prices in active markets for identical assets or liabilities;
b.	Level 2 – inputs other than quoted prices in Level 1 that are observable for the asset or liability, either directly or indirectly; and
c.	Level 3 – inputs for the asset or liability are not based on observable market data.

The Company has determined the estimated fair values of its financial instruments based upon appropriate valuation methodologies.  At October 31, 2020 and January 31, 2020, cash was measured and recognized in the condensed consolidated interim statement of financial position using Level 1 inputs in the fair value hierarchy.  At October 31, 2020 and January 31, 2020, there were no financial assets or liabilities measured and recognized in the condensed consolidated interim statement of financial position at fair value that would have been categorized as Level 3 in the fair value hierarchy above.

SHARE DATA

The following table sets forth the outstanding common share, warrants, special warrants, compensation options, stock options, restricted share units and performance share units data for the Company as at December 29, 2020:

	Authorized	Issued
Common shares	Unlimited	50,349,359
Warrants		8,613,171
Special warrants		5,889,735
Compensation options		471,179
Stock options		2,907,712
Restricted share units		15,000
Performance share units		25,000

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company's audited year-end financial results and unaudited quarterly financial results, can be accessed on SEDAR (www.sedar.com) and in the United States on EDGAR (www.sec.gov/edgar).

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